


07003712

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kyson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Huntington Drive, Suite 212
(No. and Street)

Arcadia (City) California (State) 91006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kao S. Lin (626) 821-9816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kao S. Lin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kyson & Co., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22 day of FEBRUARY, 2007, by KAO S. LIN ~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature


GEVORG TERTERYAN
Commission # 1605641
Notary Public - California
Los Angeles County
My Comm. Expires Sep 10, 2009

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

KYSON & CO.

411 E. HUNTINGTON DR., SUITE 212

ARCADIA, CA 91006

CONTENTS

PART I

Independent Auditor's Report 1
Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholders' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6 - 7

SCHEDULES

Operating Expenses 8

Computation of Net Capital pursuant to Rule 15c3-1
of the Securities and Exchange Commission 9

PART II

Independent Auditor's Report on Internal Accounting
Control Required by Sec Rule 17a-5 10 - 11

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Kyson & Co., Inc.
Arcadia, California

I have audited the accompanying statement of financial condition of Kyson & Co., Inc., (the Company) as of December 31, 2006 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 6, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

KYSON & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		
Checking		$ 25,733
Savings		78,527
Total cash		104,260
Clearing broker deposit		50,000
Commissions receivable		5,656
Property and Equipment, at cost, net of accumulated depreciation of $23,524		1,414
Security Deposit		5,066
Petty cash		123
NASDAQ Stock		
TOTAL ASSETS		$ 166,519

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 3,072
Brokers' fees payable		1,811
TOTAL LIABILITIES		4,883
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 1,000,000 shares authorized; 140,000 shares issued and outstanding	$ 140,000	
Paid-in capital	82,200	
Treasury stock	(35,000)	
Retained earnings	(25,564)	161,636
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 166,519

See accompanying notes to financial statements

KYSON & CO.
STATEMENT OF INCOME (LOSS)
FOR YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions and fees	$ 405,688
Other income	(32,142)
Interest income	10,657
TOTAL REVENUES	384,203
DIRECT COSTS	
Quote services	24,255
Commission expense	16,236
Ticket clearing charges	162,119
TOTAL DIRECT COSTS	202,610
GROSS PROFITS	181,593
TOTAL OPERATING EXPENSES (page 8)	208,729
INCOME BEFORE TAX PROVISION	(27,136)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (27,936)

See accompanying notes to financial statements

KYSON & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	140,000	$ 140,000	$ (35,000)	$ 82,200	$ 2,372	$ 189,572
Net Income (loss)					(27,936)	(27,936)
Distribution of capital					0	0
Balance, December 31, 2006	140,000	$ 140,000	$ (35,000)	$ 82,200	$ (25,564)	$ 161,636

See accompanying notes to financial statements

KYSON & CO.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net income (loss)	$ (27,936)
Depreciation and amortization	202
Changes in operating assets and liabilities:	
Petty cash	433
Commissions receivable	(5,656)
Other receivables	8,385
Investment in securities	0
Accounts payable	(3,646)
Commissions payable	1,810
Salaries & related payroll taxes payable	(9,100)
Net cash provided by operating activities	(35,508)
Cash Flows for Acquisition Activities:	
Purchase of equipment	202
Cash Flows for Investing Activities:	
Distribution of capital	0
Net increase(decrease) in cash	(35,305)
Cash - beginning of the year	139,565
Cash - December 31, 2006	$ 104,260
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 800

See accompanying notes to financial statements

KYSON & CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Kyson & Co., Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Arcadia, California. The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. The Company was incorporated in July 27, 1994, and became a member of the NASD February 22, 1996.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICY

Customers' rebates are offset against commission and fee revenue.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2006 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 9.

NOTE 4 - INCOME TAXES

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is an $800 minimum state income tax.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

KYSON & CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 8 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Kyson & Co., Inc.
Arcadia, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Elizabeth Tractenberg, CPA

Los Angeles, California
February 6, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

KYSON & CO.
SCHEDULE OF OPERATING EXPENSES
FOR YEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES		
Advertising/marketing	$	8,346
Depreciation		404
Dues and subscriptions		14,160
Miscellaneous expenses		2,603
Office expense		11,433
Professional fees		2,945
Rent		34,198
Salaries and payroll taxes		120,291
Telephone		8,940
Utilities		5,409
TOTAL OPERATING EXPENSES	$	208,729

See accompanying notes to financial statements

KYSON & CO.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	161,637
Nonallowable assets:		
Equipment		(1,414)
Security Deposit		(5,066)
Petty cash		(123)
NET CAPITAL	$	155,033
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	326
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	150,033
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	154,545
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	4,883
Aggregate indebtedness to net capital		0.03

RECONCILIATION
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	154,171
VARIANCE -		
Commissions receivable		859
Rounding		3
NET CAPITAL PER AUDITED REPORT	$	155,033

See accompanying notes to financial statements

PART II

KYSON & CO.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Kyson & Co.
Arcadia, California

In planning and performing my audit of the financial statements and supplemental schedules of Kyson & Co. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Board of Directors
Kyson & Co.
Arcadia, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.


Elizabeth Tractenberg, CPA

Los Angeles, California
February 6, 2007

END